VERIGY LTD.

June 8, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Attention:    Russell Mancuso

  Re:
  Verigy Ltd.
  Registration Statement on Form S-1
  (File No. 333-132291)

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, Verigy Ltd. (the "Company") hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1 (the "Registration Statement") to 4:00 p.m. (Washington, D.C. time) on Monday, June 12, 2006, or as soon thereafter as is practicable.

        In addition, the Company hereby acknowledges that:

  •
  should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

  •
  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We request that we be notified of such effectiveness by telephone call to William H. Hinman of Simpson Thacher & Bartlett LLP, the Company's outside counsel, at (650) 251-5110 or Gregory M. King at (650) 251-5175.

Very truly yours,
/s/ KENNETH M. SIEGEL
Kenneth M. Siegel General Counsel